COMMENTS RECEIVED ON 08/12/2024

FROM KIM McMANUS

FIDELITY COVINGTON TRUST (File Nos. 033-60973 and 811-07319)

Fidelity Fundamental Developed International ETF, Fidelity Fundamental Emerging Markets ETF, Fidelity Fundamental Global ex-U.S. ETF

POST-EFFECTIVE AMENDMENT NO. 121

1)

All funds

C:

The Staff requests we respond to these comments no later than five business days before the filing is scheduled to become effective automatically. If this is not possible, the Staff requests we file to delay an amendment under 485(b).

R:

We will make reasonable efforts to respond to comments within the requested timeframe.

2)

All funds

“Fund Summary” (prospectus)

“Fee Table”

C:

The Staff requests we provide the fees and expenses and examples sufficiently in advance of effectiveness for review.

R:

We will make reasonable efforts to provide the requested information sufficiently in advance of effectiveness.

3)

All funds

“Fund Summary” (prospectus)

“Fee Table”

C:

The Staff requests we provide any fee reimbursement or recoupment arrangements in a footnote, if applicable.

R:

Each fund will not have a fee waiver or expense reimbursement.

4)

Fidelity Fundamental Developed International ETF, Fidelity Fundamental Emerging Markets ETF

“Fund Summary” (prospectus)

“Principal Investment Strategies”

From Fidelity Fundamental Developed International ETF:

“Normally investing at least 80% of assets in securities of issuers in developed markets and other investments that are tied economically to developed markets. Developed markets include countries that have a developed stock market as defined by MSCI and other countries or markets with similar developed characteristics.”

From Fidelity Fundamental Emerging Markets ETF:

“Normally investing at least 80% of assets in securities of issuers and in depository receipts representing securities of issuers in emerging markets and other investments that are tied economically to emerging markets. Emerging markets include countries that have an emerging stock market as defined by MSCI, countries or markets with low- to middle-income economies as classified by the World Bank, and other countries or markets that the Adviser identifies as having similar emerging markets characteristics.”

C:

The Staff requests we expand to describe what types of securities each fund will invest in for purposes of its 80% test. For example, for Fidelity Fundamental Developed International ETF, the Staff questions whether this will include depositary receipts.

R:

The securities in which each fund may invest are described in “Description of Principal Security Types” in the “Investment Details” section of the prospectus.

5)

Fidelity Fundamental Developed International ETF, Fidelity Fundamental Emerging Markets ETF

“Fund Summary” (prospectus)

“Principal Investment Strategies”

C:

The Staff requests we revise to clarify if we intend to refer to net or total assets for purposes of each 80% test. If net, then, if a fund can borrow, the Staff notes it must include “plus any borrowings for investment purposes” when referring to net assets.

R:

Each fund uses the definition of “assets” set forth in Rule 35d-1 for purposes of its 80% policy and we believe the current disclosure is appropriate and consistent with Rule 35d-1. Accordingly, we have not modified the disclosure.

6)

Fidelity Fundamental Developed International ETF

“Fund Summary” (prospectus)

“Principal Investment Strategies”

“Normally investing primarily in equity securities.”

C:

The Staff requests we expand to specify the types of equity securities the fund will invest in.

R:

As indicated in “Investment Details,” the equity securities in which the fund may invest include common stocks, preferred stocks, convertible securities, and warrants.

7)

All funds

“Fund Summary” (prospectus)

“Principal Investment Risks”

C:

The Staff request we confirm if creation units will be purchased primarily with cash. If yes, the Staff requests we disclose that purchases and redemptions of creation units primarily in cash rather than through in-kind delivery of portfolio securities may cause the ETF to incur certain costs. Also disclose that this could include brokerage costs or taxable gains or losses that it might not have incurred if it had made redemption in kind. In addition, disclose that these costs could be imposed on the ETF and decrease the ETF’s net asset value to the extent not offset by a transaction fee payable by an authorized participant.

R:

We note that “Cash Transactions Risk” is included in the Fund Summary for each of Fidelity Fundamental Emerging Markets ETF and Fidelity Fundamental Global ex-U.S. ETF, with more detailed disclosure under “Principal Investment Risks.” It is not anticipated that creation units for Fidelity Fundamental Developed International ETF will be effected primarily in cash.  Accordingly, we believe that each ETF’s principal investment risks are appropriately disclosed in accordance with Form N-1A.

8)

All funds

“Fund Summary” (prospectus)

“Principal Investment Risks”

C:

The Staff requests we confirm whether securities underlying the ETF are traded outside of a collateralized settlement system. If so, the Staff requests we disclose that there are a limited number of financial institutions that may act as authorized participants to post collateral for certain trades on an agency basis. Also disclose that to the extent those authorized participants exit the business or are unable to process creation and/or redemption orders and no other authorized participant is able to step forward and do so, there may be a significantly diminished trading market for the ETF shares and this could lead to differences between the market price of the ETF shares and the underlying value of those shares.

R:

The securities underlying the ETFs are expected to be traded inside a collateralized settlement system. Accordingly, we have not modified the disclosure.

9)

All funds

“Fund Summary” (prospectus)

“Principal Investment Risks”

C:

The Staff requests we disclose that where all or a portion of the ETF’s securities trade in a market that is closed, when the market in which the ETF shares are listed and trading is open, there may be changes between the last quote from the closed foreign market and the value of such security during the ETF’s domestic trading day. The Staff requests we note that this could lead to differences between the market price of the ETF shares and the underlying value of those shares.

R:

We note that “Fluctuation of Net Asset Value and Share Price” risk in the “Principal Investment Risks” in the “Investment Details” section states that “During the time when the listing exchange is open but after the applicable market closing, fixing or settlement times, bid-ask spreads and the resulting premium or discount to the fund's NAV may widen.” Accordingly, we do not believe additional disclosure is needed.

10)

Fidelity Fundamental Emerging Markets ETF, Fidelity Fundamental Global ex-U.S. ETF

“Fund Summary” (prospectus)

“Principal Investment Risks”

“Fluctuation of Net Asset Value and Share Price. The net asset value per share (NAV) of the fund will generally fluctuate with changes in the market value of the fund's holdings. The fund's shares can be bought and sold in the secondary market at market prices. Disruptions to creations and redemptions, the existence of extreme market volatility or potential lack of an active trading market for the fund's shares may result in the fund's shares trading significantly above (at a premium) or below (at a discount) to NAV.

In addition, in stressed market conditions or periods of market disruption or volatility, the market for shares may become less liquid in response to deteriorating liquidity in the markets for the fund's underlying portfolio holdings.”

C:

The Staff requests we consider adding disclosure to describe the risk that shares may trade at a larger premium or discount to the NAV than shares of other ETFs given the nature of the markets in which certain of each fund’s securities may trade.

R:

The requested disclosure will be added as follows:

“Fluctuation of Net Asset Value and Share Price. The net asset value per share (NAV) of the fund will generally fluctuate with changes in the market value of the fund's holdings. The fund's shares can be bought and sold in the secondary market at market prices. Disruptions to creations and redemptions, the existence of extreme market volatility or potential lack of an active trading market for the fund's shares may result in the fund's shares trading significantly above (at a premium) or below (at a discount) to NAV.

Given the nature of the relevant markets for certain of the fund's securities, shares may trade at a larger premium or discount to the NAV than shares of other ETFs.

In addition, in stressed market conditions or periods of market disruption or volatility, the market for shares may become less liquid in response to deteriorating liquidity in the markets for the fund's underlying portfolio holdings.”

11)

Fidelity Fundamental Global ex-U.S. ETF

“Fund Summary” (prospectus)

“Principal Investment Strategies”

C:

The Staff requests we clarify whether U.S. securities will be part of the fund’s 20% sleeve and, if so, how such investments are not materially deceptive or misleading in light of the ex-U.S. name.

R:

The Registrant notes that the fund is not required to have an 80% investment policy in accordance with Rule 35d-1. The Registrant confirms that the fund’s exposure to U.S. securities is expected to be less than 5%.

12)

All funds

“Investment Policies and Limitations” (SAI)

“Concentration”

C:

The Staff requests we revise to address each fund’s ability to concentrate in any particular industry “or group of industries” consistent with section 8(b)(1).

R:

Section 8(b)(1)(E) under the Investment Company Act of 1940 requires a registrant to disclose its policy with respect to “concentrating investments in a particular industry or group of industries.” Each fund has not identified any industry or group of industries in which it intends to concentrate. Accordingly, we have not modified the disclosure.

FOLLOW-UP COMMENT RECEIVED ON 10/07/2024

FROM KIM McMANUS

FIDELITY COVINGTON TRUST (File Nos. 033-60973 and 811-07319)

Fidelity Fundamental Developed International ETF, Fidelity Fundamental Emerging Markets ETF, Fidelity Fundamental Global ex-U.S. ETF

POST-EFFECTIVE AMENDMENT NO. 121

Fidelity Fundamental Global ex-U.S. ETF

“Fund Summary” (prospectus)

“Principal Investment Strategies”

C:

The Staff requests we explain what type of U.S. securities the fund may invest in and how such investments would not be misleading under section 35d given the ex-U.S. reference in the fund’s name.

R:

As previously noted, the fund has a principal investment strategy of investing primarily in non-U.S. securities, including securities of issuers located in emerging markets, and any exposure to U.S. securities, such as common stocks, will be limited and in any event less than 5% of the Fund’s holdings. We do not believe that the use of the fund’s name would be considered materially deceptive or misleading under Section 35(d) of the 1940 Act.

FOLLOW-UP COMMENTS RECEIVED ON 10/18/2024

FROM KIM McMANUS

FIDELITY COVINGTON TRUST (File Nos. 033-60973 and 811-07319)

Fidelity Fundamental Developed International ETF, Fidelity Fundamental Emerging Markets ETF, Fidelity Fundamental Global ex-U.S. ETF

POST-EFFECTIVE AMENDMENT NO. 121

Fidelity Fundamental Global ex-U.S. ETF

“Fund Summary” (prospectus)

“Principal Investment Strategies”

C:

The Staff requests we supplementally explain the purpose of the less than 5% in U.S. holdings.

R:

Third-party data providers use varying methodologies to classify securities, such as country of domicile, country of risk, primary listing exchange, and revenue sources, and often the same security is classified by some as a U.S. security and by others as non-U.S. As a result, certain stocks classified as U.S. stocks could potentially be in the investment universe for a fund with a global ex-U.S. mandate. Some technology stocks, for example, are U.S. companies by domicile but generate greater than 50% of revenues outside of the U.S. Such a U.S. stock could be considered for investment by the fund given its significant connection to the global marketplace. In any event, the fund’s exposure to U.S. securities will be limited to less than 5% of the fund’s holdings. As such, we respectfully decline to add disclosure.

Fidelity Fundamental Global ex-U.S. ETF

“Fund Summary” (prospectus)

“Principal Investment Strategies”

C:

The Staff requests we consider disclosing that the fund may hold less than 5% in U.S. securities for the purpose outlined above.

R:

Please see our above response.